SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)

                          Wyndham International, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  983101 10 6
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Michael D. Weiner
                          c/o Apollo Management, L.P.
                   10250 Constellation Boulevard, Suite 2900
                         Los Angeles, California 90067
                                (310) 843-1900
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                With a copy to:

                             Randall H. Doud, Esq.
                           Thomas W. Greenberg, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                                April 14, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: o

CUSIP No.   983101 10 6                 13D                  Page 2 of 16 Pages
-----------------------                                      -------------------


   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Apollo Investment Fund IV, L.P.
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*               OO
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------

                               7   SOLE VOTING POWER
         NUMBER OF                          48,455,606 (see Item 5)
          SHARES               -----------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                           92,598,229 (see Item 5)
           EACH                -----------------------------------------------
         REPORTING             9   SOLE DISPOSITIVE POWER
          PERSON                            48,455,606 (see Item 5)
           WITH                -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                            92,598,229 (see Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   92,598,229 (see Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   983101 10 6                    13D                Page 3 of 16 Pages
-----------------------                                       ------------------

   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Apollo Overseas Partners IV, L.P.
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*               OO
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands
------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                          2,598,577  (see Item 5)
          SHARES               -----------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                           92,598,229 (see Item 5)
           EACH                -----------------------------------------------
         REPORTING             9   SOLE DISPOSITIVE POWER
          PERSON                            2,598,557  (see Item 5)
           WITH                -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                            92,598,229 (see Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   92,598,229 (see Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   983101 10 6                 13D                   Page 4 of 16 Pages
-----------------------                                       ------------------

   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Apollo Advisors IV, L.P.
------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*               N/A
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                          0
          SHARES               -----------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                           92,598,229 (see Item 5)
           EACH                -----------------------------------------------
         REPORTING             9   SOLE DISPOSITIVE POWER
          PERSON                            0
           WITH                -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                            92,598,229 (see Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   92,598,229 (see Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   983101 10 6                 13D                   Page 5 of 16 Pages
-----------------------                                       ------------------

   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Apollo Management IV, L.P.
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*               N/A
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                          0
          SHARES               -----------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                           92,598,229 (see Item 5)
           EACH                -----------------------------------------------
         REPORTING             9   SOLE DISPOSITIVE POWER
          PERSON                            0
           WITH                -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                            92,598,229 (see Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   92,598,229 (see Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   983101 10 6              13D                      Page 6 of 16 Pages
-----------------------                                       ------------------

   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Apollo Real Estate Investment Fund IV, L.P.
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*               OO
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                          25,527,072 (see Item 5)
          SHARES               -----------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                           92,598,229 (see Item 5)
           EACH                -----------------------------------------------
         REPORTING             9   SOLE DISPOSITIVE POWER
          PERSON                            25,527,072 (see Item 5)
           WITH                -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                            92,598,229 (see Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   92,598,229 (see Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   983101 10 6                13D                   Page 7 of 16 Pages
-----------------------                                      ------------------

   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Apollo Real Estate Advisors IV, L.P.
------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*               N/A
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                          25,527,072 (see Item 5)
          SHARES               -----------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                           92,598,229 (see Item 5)
           EACH                -----------------------------------------------
         REPORTING             9   SOLE DISPOSITIVE POWER
          PERSON                            25,527,072 (see Item 5)
           WITH                -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                            92,598,229 (see Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   92,598,229 (see Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   983101 10 6                 13D                  Page 8 of 16 Pages
-----------------------                                      -------------------

   1      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   AIF/THL PAH LLC
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*               OO
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
         NUMBER OF                          16,016,995 (see Item 5)
          SHARES               -----------------------------------------------
       BENEFICIALLY            8   SHARED VOTING POWER
         OWNED BY                           92,598,229 (see Item 5)
           EACH                -----------------------------------------------
         REPORTING             9   SOLE DISPOSITIVE POWER
          PERSON                            16,016,995 (see Item 5)
           WITH                -----------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                            92,598,229 (see Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   92,598,229 (see Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   [X]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   34.9%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by the undersigned to amend the Statement on Schedule 13D, filed by the undersigned on July 13, 1999 (the "Original Filing"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing. Any reference to "this Schedule 13D" in the Original Filing or in this Amendment No. 1 shall refer to both the Original Filing and this Amendment No. 1.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Item 3 is hereby amended by adding the following:

         In connection with the transaction described in Item 4 below, any shares of New Common Stock (as defined in Item 4 below) to be received by the Investors will be received in consideration of the shares of Series B Preferred Stock owned by them immediately prior to the Effective Time (as defined in Item 4 below), and the cancellation of any accrued and unpaid dividends thereon.

Item 4.  Purpose of Transactions.
         ------------------------

         Item 4 is hereby amended by adding the following:

         On April 14, 2005, Apollo Investment IV, Apollo Real Estate IV, AIFTHL, BCP Voting, Inc., as Trustee for the Beacon Capital Partners Voting Trust, Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV-B, L.P. (collectively, the "Investor Parties") entered into a Recapitalization and Merger Agreement (the "Recapitalization Agreement") with Wyndham and WI Merger Sub, Inc., a wholly-owned subsidiary of Wyndham ("Merger Sub"). Pursuant to the Recapitalization Agreement, and subject to the conditions contained therein, Merger Sub will be merged with and into Wyndham, with Wyndham continuing as the surviving corporation (the "Merger") and the existing classification of Wyndham's common stock will be eliminated. In the Merger, all outstanding shares of Series A Preferred Stock and Series B Preferred Stock will be converted into common stock and the existing common stockholders will continue to hold shares of common stock of Wyndham (such common stock, the "New Common Stock"). Subject to the terms of the Recapitalization Agreement, the Investor Parties have agreed to vote all of the shares of Wyndham stock held by them, representing approximately 49% of the outstanding voting power of Wyndham (based on the number of shares outstanding as of April 13, 2005, as set forth in Wyndham's representations in the Recapitalization Agreement) and approximately 90% of the outstanding shares of Series B Preferred Stock, in favor of the adoption of the Recapitalization Agreement and the approval of the Merger and the other transactions contemplated by the Recapitalization Agreement.

         At the effective time of the Merger (the "Effective Time"), holders of Class A Common Stock and Class B Common Stock will receive one share of New Common Stock for each share of Class A Common Stock or Class B Common Stock then held by such holder, and holders of Series A Preferred Stock and Series B Preferred Stock will receive, for each share of Series A Preferred Stock or Series B Preferred Stock then held by such holder, a number of shares of New Common Stock equal to the "Exchange Ratio." The Exchange Ratio will be calculated such that, immediately following the Effective Time, the holders of Series A Preferred Stock and Series B Preferred Stock immediately prior to the Effective Time will hold in the aggregate approximately 85% of the New Common Stock, and the holders of Class A Common Stock and Class B Common Stock immediately prior to the Effective Time will hold in the aggregate approximately 15% of the New Common Stock. All accrued but unpaid dividends on the Series A Preferred Stock and Series B Preferred Stock will be cancelled at the Effective Time.

         At the Effective Time, Wyndham's Restated Certificate of Incorporation and Amended and Restated Bylaws will each be amended to remove certain governance provisions, including the classification of the Board of Directors. Immediately prior to the Effective Time, certain of Wyndham's directors will resign, and the Board of Directors of Wyndham will be as designated by the Investor Parties and shall include at least two directors who are "independent" within the meaning of the rules of the American Stock Exchange. It is expected that the size of the Board of Directors will be reduced from its present size of 19 members; however, it is anticipated that a majority of the existing members of the Board of Directors, including certain independent Directors, will remain on the Board.

         The Recapitalization Agreement contains certain covenants of Wyndham and the Investor Parties relating to the governance of Wyndham and providing certain minority protections after the Effective Time. These include certain
(i) prohibitions on taking actions during a one year period following the Effective Time that would reasonably be expected to result in a delisting of the New Common Stock from the American Stock Exchange or the deregistration of the New Common Stock under the Exchange Act, (ii) assurances for so long as Wyndham's stock is listed on the American Stock Exchange that there be at least two members of the Wyndham Board of Directors who are deemed "independent" within the rules of the American Stock Exchange and that the composition of the Board of Directors be in compliance with the rules of the American Stock Exchange and applicable law, (iii) assurances that information about Wyndham will remain publicly available for a one year period following a deregistration of the New Common Stock and (iv) assurances that transactions with the Investor Parties and their controlled affiliates involving Wyndham during the one year period following the Effective Time will be on an "arms length" basis. In addition, the Investor Parties and their controlled affiliates have agreed not to acquire any additional shares of New Common Stock if such acquisition would result in the Investor Parties, their controlled affiliates and such persons who with the knowledge and consent of the Investor Parties are part of a "group" with the Investor Parties collectively owning more than 90% of the outstanding shares of New Common Stock. The foregoing covenants may be waived by a majority of the independent members of Wyndham's Board of Directors or by a vote of the holders of a majority of the shares of New Common Stock not held by the Investors and their controlled affiliates. Pursuant to the Recapitalization Agreement, certain existing standstill and voting limitation provisions in the Securities Purchase Agreement are being waived in connection with the transaction and will terminate immediately prior to the Effective Time. Additionally, Wyndham's existing Shareholder Rights Agreement will be amended so that it terminates effective immediately prior to the Effective Time.

         The Recapitalization Agreement amends the Registration Rights Agreement to provide that the shares of New Common Stock that the Investors will receive are considered "registrable securities" and to remove the maximum number of demand registrations to which the Investors are entitled.

         The affirmative votes of (i) the holders of a majority in voting power of the issued and outstanding shares of Class A Common Stock, Class B Common Stock and Series B Preferred Stock and (ii) the holders of at least two thirds of the issued and outstanding shares of Series B Preferred Stock are required for the adoption of the Recapitalization Agreement and the approval of the Merger and the other transactions contemplated by the Recapitalization Agreement. The Investor Parties have agreed to exercise certain rights under the Stockholders' Agreement to provide notice to all holders of Series B Preferred Stock to direct them to exchange their shares of Series B Preferred Stock for New Common Stock in the Merger.

         Wyndham has agreed that its Board of Directors may not withdraw, modify or amend its recommendation that Wyndham's stockholders adopt the Recapitalization Agreement and approve the Merger and the other transactions contemplated by the Recapitalization Agreement in a manner adverse to the Investor Parties unless it has determined, based on the opinion of outside legal counsel, that failure to take such action would result in a breach of the Board of Directors' fiduciary obligations to Wyndham's stockholders under applicable law. Any such withdrawal, modification or amendment will not affect Wyndham's obligation to give notice of, convene and hold the necessary meeting to obtain stockholder approval of the transactions. Upon any such change in recommendation, the Investor Parties have the right to terminate the Recapitalization Agreement.

         The closing of the transactions contemplated by the Recapitalization Agreement is conditioned upon, among other things, the receipt of the requisite stockholder approvals, the SEC declaring effective the registration statement on Form S-4 that Wyndham will file in connection with the transactions and the expiration or earlier termination of any applicable waiting periods under the Hart- Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         The foregoing description of the Recapitalization Agreement is qualified in its entirety by reference to the Recapitalization Agreement, which is filed herewith as Exhibit 9.

         The Investor Parties also intend to enter into an agreement, effective at the Effective Time, that would, among other things, set forth certain restrictions on dispositions and voting agreements as to their interests in Wyndham.

         The Reporting Persons intend to continue to review and evaluate their investment in Wyndham. Depending on the price and availability of funds, subsequent developments affecting Wyndham, Wyndham's business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional Shares or other securities of Wyndham at any time, subject to the restrictions set forth in the Recapitalization Agreement. Any acquisition or disposition of Shares by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise. Without limiting the foregoing, the Reporting Persons reserve the right to formulate plans or intentions that will result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Item 5 (a) and (b) are hereby amended to read as follows:

         By virtue of the Stockholders' Agreement and the relationships described herein, the Investors may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the Shares beneficially owned by the members of the group as a whole. As of the date hereof and without giving effect to the transactions contemplated by the Recapitalization Agreement, to the knowledge of the Reporting Persons, and based upon the representations of Wyndham in the Recapitalization Agreement, the Investors collectively own an aggregate of 182,893,658 Shares, or 51.4% of the Outstanding Shares (as defined below). For purposes of calculating number of shares owned and ownership percentages in this Schedule 13D, (i) the number of Shares and percentage of the Outstanding Shares beneficially owned by the Reporting Persons includes (x) the Shares acquired pursuant to the Securities Purchase Agreement, less any such Shares redeemed with the proceeds of the Rights Offering and (y) issuances of dividends on Shares prior to April 14, 2005, but not the accrual of dividends payable in additional shares of Series B Preferred Stock after such date and (ii) the number of "Outstanding Shares" includes (x) the 172,838,624 Shares outstanding on April 13, 2005 based on the representations of Wyndham contained in the Recapitalization Agreement and (y) the Shares issuable upon conversion of the Series B Preferred Stock held by the Investor or Investors whose ownership is being measured, excluding for such purpose the Shares issuable upon conversion of any other shares of Series B Preferred Stock or other convertible securities. Each of the Reporting Persons expressly disclaims beneficial ownership of those Investors' Shares held by any other members of such group or of Shares held individually by certain directors or executive officers of certain of the Investors.

         As of April 14, 2005, (i) Apollo Investment IV has direct beneficial ownership of 48,455,606 Shares, representing approximately 21.9% of the Outstanding Shares, (ii) Apollo Overseas has direct beneficial ownership of 2,598,557 of the Outstanding Shares, representing approximately 1.5% of the Outstanding Shares, (iii) Apollo Real Estate IV has direct beneficial ownership of 25,527,072 Shares, representing approximately 12.9% of the Outstanding Shares, and (iv) AIFTHL has direct beneficial ownership of 16,016,995 Shares, representing approximately 8.5% of the Outstanding Shares. By virtue of the relationships among the Reporting Persons described herein, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the 92,598,229 Shares directly beneficially owned by Apollo Investment IV, Apollo Overseas, Apollo Real Estate IV and AIFTHL, which represents approximately 34.9% of the Outstanding Shares, except to the extent of pecuniary interests therein.

         Messrs. Leon D. Black, William L. Mack and Lee Neibart are founding principals of Apollo Real Estate Advisors IV and Mr. Black is also a founding principal of Apollo Advisors IV. Mr. Mack has direct beneficial ownership of 350,789 Shares and Mr. Neibart has direct beneficial ownership of 4,672 Shares. In addition, certain family members of Messrs. Black and Mack are beneficiaries of trusts which hold Shares. Messrs. Black and Mack are neither trustees nor beneficiaries of such trusts and disclaim beneficial ownership of the Shares held thereby.

         Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the Shares other than those which such Reporting Person has acquired pursuant to the Securities Purchase Agreement, an Assignment or as dividends payable in Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
         -------------------------------------------------------------
         Respect to Securities of the Issuer.
         ------------------------------------

         Item 6 is hereby amended by adding the following:

         The responses to Item 4 of this Amendment and the Exhibits to this Amendment are incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Item 7 is hereby amended by adding the following thereto:

         Exhibit 9: Recapitalization and Merger Agreement, dated as of April 14, 2005, by and among Wyndham International, Inc., WI Merger Sub, Inc., a wholly-owned subsidiary of the Company, Apollo Investment Fund IV, L.P., Apollo Real Estate Investment Fund IV, L.P., AIF/THL PAH LLC, BCP Voting, Inc., as Trustee for the Beacon Capital Partners Voting Trust, Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV-B, L.P. (incorporated herein by reference to Exhibit 2.1 to Wyndham's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 15, 2005).

                                  SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.



                                  APOLLO INVESTMENT FUND IV, L.P.

                                  By:  Apollo Advisors IV, L.P., its
                                       General Partner

                                       By:  Apollo Capital Management IV, Inc.,
                                            its General Partner


                                  By: /s/ Michael D. Weiner
                                     --------------------------------
                                     Name:  Michael D. Weiner
                                     Title: Vice President


                                  APOLLO OVERSEAS PARTNERS IV, L.P.

                                  By:  Apollo Advisors IV, L.P., its Managing
                                       General Partner

                                       By:  Apollo Capital Management IV, Inc.,
                                            its General Partner


                                  By: /s/ Michael D. Weiner
                                     --------------------------------
                                     Name:   Michael D. Weiner
                                     Title:  Vice President


                                  APOLLO ADVISORS IV, L.P.

                                  By:  Apollo Capital Management IV, Inc., its
                                       General Partner


                                  By: /s/ Michael D. Weiner
                                     --------------------------------
                                     Name:    Michael D. Weiner
                                     Title:   Vice President

                                  APOLLO REAL ESTATE INVESTMENT FUND IV, L.P.

                                  By: Apollo Real Estate Advisors IV, L.P., its General Partner

                                       By:  Apollo Real Estate Capital Advisors
                                            IV, Inc., its General Partner


                                  By: /s/ Michael D. Weiner
                                     --------------------------------
                                     Name:    Michael D. Weiner
                                     Title:   Vice President


                                  APOLLO REAL ESTATE ADVISORS IV, L.P.

                                  By: Apollo Real Estate Capital Management IV, Inc., its General Partner


                                  By: /s/ Michael D. Weiner
                                     --------------------------------
                                       Name:  Michael D. Weiner
                                       Title: Vice President


                                  APOLLO MANAGEMENT IV, L.P.

                                  By:  AIF IV Management, Inc., its General
                                       Partner


                                  By: /s/ Michael D. Weiner
                                     --------------------------------
                                       Name:   Michael D. Weiner
                                       Title:   Vice President


                                  AIF/THL PAH LLC

                                        By:  Apollo Management IV, L.P., its
                                             Manager

                                  By:  AIF IV Management, Inc., its General
                                       Partner


                                  By: /s/ Michael D. Weiner
                                     -------------------------------
                                       Name:   Michael D. Weiner
                                       Title:     Vice President

                                                                      SCHEDULE A
Schedule A is hereby to read in its entirety as follows:

         The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of certain of the Reporting Persons. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Schedule relates. Except as otherwise indicated in this Schedule or in the Schedule 13D to which this Schedule relates, the principal business address of each person or entity set forth below is c/o Apollo Management IV, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

         The directors and principal executive officers of Apollo Capital Management IV, L.P., the general partner of Apollo Advisors IV, L.P., in turn, the general partner of each of Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P., are Messrs. Leon D. Black and John J. Hannan. The directors and principal executive officers of Apollo Real Estate Advisors IV, L.P., the general partner of Apollo Real Estate Investment Fund IV, L.P., are Messrs. Leon D. Black, John J. Hannan, William L. Mack and Lee Neibart. The principal occupation of Messrs. Black and Hannan is to act as directors and officers of Apollo Management IV, L.P. and other affiliated investment managers, and the principal occupation of Messrs. Mack and Neibart is to act as directors and officers of Apollo Real Estate Advisors IV, L.P. and other affiliated investment managers. Apollo Real Estate Capital Management IV, Inc. is principally engaged in the business of serving as a general partner of Apollo Real Estate Advisors IV, L.P. Mr. Mack also serves as a President of the Mack Organization, an owner and developer of, and investor in, office and industrial buildings and other commercial properties.

         Messrs. Black and Hannan are also founding principals of (i) Apollo Advisors, L.P., which together with its affiliates, manage the Apollo Investment Funds, and (ii) Apollo Real Estate Advisors, L.P., which, together with its affiliates, manages the Apollo Real Estate Investment Funds. The principal business of Apollo Advisors, L.P. is to provide advice regarding investments in securities, and the principal business of Apollo Real Estate Advisors is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, NY 10019 and for each of Messrs. Mack and Neibart is c/o Apollo Real Estate Advisors, L.P., Two Columbus Circle, New York, New York 10019.


                                      17